centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD
Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

82-04518

SUPPL

7 November 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA




06018269

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 128 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc.

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Sharesave scheme

3. Period of return: From **01/05/2006** to **31/10/2006**

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme at end of
   last period

   26,025,352 ORDINARY 6 14/81p

5. Number of shares issued/allotted
   under scheme during period

   24,523,027

6. Balance under scheme not yet issued/allotted
   at end of period

   1,502,325

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

   8,246,046 ORDINARY 6 14/81p 25/10/2004
   10,000,000 ORDINARY 6 14/81p 24/03/2005
   25,000,000 ORDINARY 6 14/81p 27/04/2006

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

3,661,418,392 as at 31 October 2006

Contact for Queries:

Name : Philip Davies
Tel: 01753 494 012

Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Executive Share Option scheme

3. Period of return: From **01/05/2006** to **31/10/2006**

4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme at end
   of last period

   7,317,352 ORDINARY 6 14/81p

5. Number of shares issued/allotted
   under scheme during period

   6,148,505

6. Balance under scheme not yet issued/allotted
   at end of period

   1,168,847

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

   2,628,006 ORDINARY 6 14/81p 25/10/2004
   5,000,000 ORDINARY 6 14/81p 04/04/2005
   10,000,000 ORDINARY 6 14/81p 24/03/2006

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

   3,661,418,392 as at 31 October 2006

Contact for Queries:

Name : Philip Davies
Tel: 01753 494 012

Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Share Incentive Plan

3. Period of return: From **01/05/2006** to **31/10/2006**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period

   1,138,133 ORDINARY 6 14/81p

5. Number of shares issued/allotted under scheme during period

   319,857

6. Balance under scheme not yet issued/allotted at end of period

   818,276

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

   265,283 ORDINARY 6 14/81p 25/10/2004
   2,000,000 ORDINARY 6 14/81p 17/02/2005

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,661,418,392 as at 31 October 2006

Contact for Queries:

Name: Philip Davies
Tel: 01753 494 012

Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Long Term Incentive Scheme

3. Period of return: From **01/05/2006** to **31/10/2006**

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period

   2,766,334 ORDINARY 6 14/81p

5. Number of shares issued/allotted under scheme during period

   326,100

6. Balance under scheme not yet issued/allotted at end of period

   2,440,234

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

   10,000,000 ORDINARY 6 14/81p 03/03/2006

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,661,418,392 as at 31 October 2006

Contact for Queries:

Name: Philip Davies
Tel: 01753 494 012

Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

   Centrica plc

2. Name of scheme

   Centrica Share Award Scheme

3. Period of return: From 01/05/2006 to 31/10/2006

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period

   0 ORDINARY 6 14/81p

5. Number of shares issued/allotted under scheme during period

   0

6. Balance under scheme not yet issued/allotted at end of period

   2,000,000

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission

   2,000,000 ORDINARY 6 14/81p 24/08/2006

Please confirm total number of shares in issue at the end of the period in order for us to update our records

3,661,418,392 as at 31 October 2006

Contact for Queries:

Name: Philip Davies
Tel: 01753 494 012

Address: Centrica plc, Millstream, Maidenhead Road, Windsor, Berks SL4 5GD